FEDERATED EQUITY INCOME FUND, INC.

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

JANUARY 11, 2013

Mr. John Grzeskiewicz

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY INCOME FUND, INC. (the “Fund”)

Class A Shares

Class B Shares

Class C Shares

Class R Shares

Institutional Shares

1933 Act File No. 33-6901

1940 Act File No. 811-4743

Dear Mr. Grzeskiewicz:

On January 11, 2013, the Fund filed Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (File No. 333-185469) to update the acquired fund’s financials and the accompanying auditor’s consent. The Registration Statement was filed under Rule 488.

Pursuant to discussions with the Staff, the Registrant and its principal distributor, Federated Securities Corp., respectfully request, pursuant to the provisions of Rule 461 under the 1933 Act, that the effective date of the Registration Statement be accelerated to January 14, 2013, or if not possible on such date, January 15, 2013, or as soon thereafter as the Commission shall deem appropriate.

In connection with this request for acceleration of the effective date of the subject filing, we acknowledge that SEC Press Release # 2004-89 (June 24, 2004) reflects the position that:

  should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact Mark Thompson at (412) 288-8094.

Very truly yours,

/s/ Peter J. Germain

Peter J. Germain

Vice President

Federated Securities Corp.

/s/ Todd P. Zerega

Todd P. Zerega

Assistant Secretary

Federated Equity Income Fund, Inc.